Exhibit 99.10

Company	Wolseley PLC
TIDM	WOS
Headline	Holding(s) in Company
Released	11:32 29-Nov-07

RNS Number:   7736I
Wolseley PLC
29 November 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Wolseley plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (YES)
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )
An event changing the breakdown of voting rights: ( )
Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

Baillie Gifford & Co

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

27 November 2007

6. Date on which issuer notified:

28 November 2007

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE transaction	Situation previous to the Triggering

Number of shares	Number of voting Rights

ORD 25P 46,145,977	7%

Resulting situation after the triggering transaction

Number of	Number of voting rights		% of voting rights
shares	Direct	Indirect	Direct	Indirect

38,382,836	0	38,382,836	0	5.80

B: Financial Instruments

Resulting situation after the triggering transaction

Type of	Expiration	Exercise	No. of voting	% of voting
financial	Date	conversion	rights that may	rights
instrument		Period/Date	be acquired (if
the instrument is
exercised/converted)

Total (A+B)

Number of voting rights	% of voting rights

38,382,836	5.80%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

In the narrative below, the figures in ( ) indicate the amount of voting rights and the percentage held by each controlled undertaking where relevant.

Baillie Gifford & Co, a discretionary investment manager, is the parent undertaking of an investment management group.

Its wholly-owned direct subsidiary undertaking Baillie Gifford Overseas Limited (4401416; 0.7%) is also a discretionary investment manager.

Its wholly-owned direct subsidiary undertaking Baillie Gifford Life Limited (7080011; 1.1%) is a life assurance company which procures discretionary investment management services from Baillie Gifford & Co in respect of its own account shareholdings.

Its wholly-owned indirect (via Baillie Gifford Life Limited) subsidiary undertaking Baillie Gifford & Co Limited (932178; 0.1%) is an OEIC Authorised Corporate Director and Unit Trust Manager which has delegated its discretionary investment management role to Baillie Gifford & Co.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name:

Richard I. Shoylekov

15. Contact telephone number:

0118 929 8700

This information is provided by RNS
The company news service from the London Stock Exchange

END